SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
    For American Depositary Shares Evidenced by American Depositary Receipts

                                   Sharp Corp.
   (Exact name of Issuer of deposited securities as specified in its charter)
                                      Japan
            (Jurisdiction of Incorporation or organization of Issuer)
                            JPMorgan Chase Bank, N.A.
             (Exact name of depositary as specified in its charter)
                   4 New York Plaza, New York, New York 10004
                            Tel. No.: (212) 623-0636
              (Address, including zip code, and telephone number of
                         depositary's principal offices)
                            JPMorgan Chase Bank, N.A.
                                 ADR Department
                          4 New York Plaza, 13th Floor
                            New York, New York 10004
                            Tel. No.: (212) 623-0636
    (Address, including zip code, and telephone number of agent for service)
                                    Copy to:
                             Scott A. Ziegler, Esq.
                       Ziegler, Ziegler & Associates, LLP
                        570 Lexington Avenue, 44th Floor
                            New York, New York 10022

        It is proposed that this filing become effective under Rule 466 :

            |X| immediately upon filing |_| on [date] at [time]

If a separate registration statement has been filed to register the deposited shares, check the following box. |_|

                              CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------
                                                        Proposed      Proposed
                                           Amount       Maximum       Maximum
                                           to           Offering      Aggregate    Amount of
Title of Each Class of                     be           Price Per     Offering     Registration
Securities to be Registered                Registered   Unit (1)      Price (2)    Fee
---------------------------------------------------------------------------------------------
American Depositary Shares evidenced by
American Depositary Receipts, each
American Depositary Share representing     20,000,000   $0.05         $1,000,000   $107
one share of common stock of Sharp Corp.
---------------------------------------------------------------------------------------------

(1)Each unit represents one American Depositary Share.
(2)Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of such Receipts evidencing such American Depositary Shares.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                 Location in Form of American Depositary
Item Number and Caption                          Receipt Filed Herewith as Prospectus
-----------------------                          ------------------------------------
  (1)  Name and address of Depositary            Introductory paragraph
  (2)  Title of American Depositary Receipts     Face of American Depositary
       and identity of deposited securities      Receipt, top center

Terms of Deposit:
(i)    Amount of deposited securities            Face of American Depositary
       represented by one unit of American       Receipt, upper right corner
       Depositary Shares
(ii)   Procedure for voting, if any, the         Articles (12) and (14)
       deposited securities
(iii)  Collection and distribution of            Article (13)
       dividends
(iv)   Transmission of notices, reports and      Articles (11) and (12)
       proxy soliciting material
(v)    Sale or exercise of rights                Articles (13) and (14)
(vi)   Deposit or sale of securities             Articles (13) and (16)
       resulting from dividends, splits or
       plans of reorganization
(vii)  Amendment, extension or termination of    Articles (18) and (19)
       the Deposit Agreement
(viii) Rights of holders of receipts to          Article (3)
       inspect the transfer books of the
       Depositary and the list of Holders of
       receipts
(ix)   Restrictions upon the right to deposit    Articles (1), (2), (4), (6),
       or withdraw the underlying securities     (15), (16) and (17)
(x)    Limitation upon the liability of the      Introductory paragraph and
       Depositary                                Articles (1), (2), (4), (7),
                                                 (16) and (17)
(3)    Fees and Charges                          Article (20)


Item 2. AVAILABLE INFORMATION

                                                Location in Form of American
Item Number and Caption                         Depositary  Receipt Filed Herewith as Prospectus
-----------------------                         ------------------------------------------------
(a)   Statement that the issuer of the          Article (11)
deposited securities specified above
furnishes the Commission with certain
public reports and documents required by
foreign law or otherwise under Rule
12g3-2(b) under the Securities Exchange Act
of 1934 and that such reports can be
inspected by holders of American Depositary
Receipts and copied at public reference
facilities maintained by the Commission in
Washington, D.C.

                                   Prospectus

THIS PAGE AND THE FORM OF AMERICAN DEPOSITARY RECEIPT ATTACHED HERETO AS EXHIBIT
(A) CONSTITUTE THE PROSPECTUS RELATING TO SUCH AMERICAN DEPOSITARY RECEIPTS, IN ACCORDANCE WITH GENERAL INSTRUCTION III.B OF FORM F-6 OF THE SECURITIES AND
                              EXCHANGE COMMISSION

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS


      (a) Copy of Agreement - The Agreement between JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all holders from time to time of American Depositary Receipts evidencing American Depositary Shares registered hereunder is contained in the form of the American Depositary Receipt itself, constituting the Prospectus filed as a part of this Registration Statement. Filed herewith as exhibit (a).

      (b) Any other agreement, to which the Depositary is a party, relating to the issuance of the Depositary Shares registered hereby or custody of the deposited securities represented thereby. - None.

      (c) Any material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - None.

      (d) Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered. Filed herewith as exhibit (d).

      (e) Certification under Rule 466. Filed herewith as exhibit (e).

Item 4. UNDERTAKINGS

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Receipt thirty days before any change in the fee schedule.

                                    SIGNATURE

      Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the agreement for the issuance of American Depositary Shares, certifies that it has reasonable grounds to believe that all of the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 20, 2006.


                             Legal entity created by the agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares for shares of common stock of Sharp Corp.

                             JPMORGAN CHASE BANK, N.A., as Depositary

                             By: /s/Joseph M. Leinhauser
                                ------------------------
                             Name: Joseph M. Leinhauser
                             Title: Vice President

                                INDEX TO EXHIBITS

Exhibit
Number
-------

(a)   Form of ADR
(d) Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.
(e)   Rule 466 Certification